UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of the Shareholders of Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (the “Company”) will hold its extraordinary general meeting of shareholders (the “Meeting”) at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, on April 30, 2026 at 6:00 p.m., Beijing Time (April 30, 2026 at 6:00 a.m., Eastern Time).

The board of directors of the Company has fixed the close of business on April 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Holders of record of the Company’s class A ordinary shares and class B ordinary shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Materials made available in connection with the Meeting are available at https://www.transhare.com/libang and had been mailed to holders of the Company’s class A ordinary shares and class B ordinary shares on or about April 8, 2026. The information contained in, or that can be accessed through, such website does not form a part of this filing. The following documents regarding the Meeting, each of which is attached as an exhibit hereto, are incorporated herein by reference.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit	Title

99.1	Notice of Annual General Meeting

99.2	Proxy Statement

99.3	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: April 21, 2026	By:	/s/ Huang Feng
	Name:	Huang Feng
	Title:	Chief Executive Officer

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